UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12B-25

NOTIFICATION OF LATE FILING

TONGXIN INTERNATIONAL, LTD

COMMISSION FILE NUMBER 333-147086-01

CUSIP NUMBER: G8918T103

(Check One )

☐	Form 10-K	☐	Form 20-F	☐	Form 11-K	☒	Form 10-Q	☐	Form 10-D	☐	Form N-SAR
☐	Form N-CSR

For Period Ended: September 30, 2012

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended: ________________

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I -- REGISTRANT INFORMATION

Full Name of Registrant:    TONGXIN INTERNATIONAL, LTD

Former Name if Applicable:  N/A

Address of Principal Executive Office (Street and Number):

United States Office
199 PIERCE STREET
SUITE 202

City, State and Zip Code: BIRMINGHAM MI 48009

PART II -- RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (Check box if appropriate)  ☐

(a) The reasons described in reasonable detail in Part III of this from could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-KSB, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(C) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

The registrant and its auditor are in the process of completing the audits of the registrant’s financial statements for its fiscal years ended December 31, 2009, December 31, 2010 and December 31, 2011. In addition, the filing of the registrant’s Annual Report on Form 20-F for its fiscal year ended December 31, 2009 (the “2009 Form 20-F”), its Annual Report on Form 20-F for its fiscal year ended December 31, 2010 (the “2010 Form 20-F”), its Annual Report on Form 10-K for its fiscal year ended December 31, 2011 (the “2011 Form 10-K”), its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2012, its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2012 and its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2012 could not be made before the end of the prescribed time period for each of those periodic reports due to a delay in the preparation of certain documents and financial and other information necessary to permit the completion of those periodic reports.

The registrant is in the process of gathering such documents and in preparing and reviewing the financial and other information required to be included in its 2009 Form 20-F, its 2010 Form 20-F, its 2011 Form 10-K, its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2012, its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2012 and its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2012.  The registrant expects to file its 2009 Form 20-F, its 2010 Form 20-F, its 2011 Form 10-K, its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2012, its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2012 and its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2012 as soon as reasonably possible.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Name:  JOHN SHARP OR PAUL M. KAVANAUGH

(Area Code) (Telephone Number):  (248) 540-2300

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☐ Yes  ☒ No

The registrant has yet to file the periodic reports that follow:

Annual Report on Form 20-F for its fiscal year ended December 31, 2009.

Annual Report on Form 20-F for its fiscal year ended December 31, 2010.

Annual Report on Form 10-K for its fiscal year ended December 31, 2011.

Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2012.

Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2012.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earning statements to be included in the subject report or portion thereof?  ☐ Yes   ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

TONGXIN INTERNATIONAL, LTD.

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date 11-13-2012	By	/s/ William Zielke
William Zielke
Chief Executive Officer